

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

Via E-Mail
Andrew J. Befumo
Befumo & Schaeffer, PLLC
1629 K Street NW, Suite 300
Washington, DC 20006

> **Re: Continental Alloy Wheel Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on September 23, 2011**
> **File No. 333-173038**

Dear Mr. Befumo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

1.   We note your response to prior comment 1. Please revise to provide detailed legal analysis as to why you believe that a bank account held by your law firm at an insured depositary institution satisfies the requirement under Rule 419 that the escrow account be "maintained by an insured depositary institution." Cite all authority upon which you rely, including the SEC Proposing Release (33-6891, April 17, 1991) and Final Release (33-6932, April 1992), as appropriate.

Prospectus Cover Page

2.   We note your response to prior comment 3 and we reissue the comment. Your disclosure in the prospectus continues to state that you will offer 1,500,000 shares despite the fact that your fee table and prospectus cover page state that you are offering 2,500,000 shares. Revise to reconcile.

The Company, page 8

3.   We note that you filed your lock-up letter agreement as exhibit 10.1 in response to our prior comment 11. Please tell us why the agreement is on company letterhead given that the representation is made by Mr. Befumo in his individual capacity. In addition, please add disclosure as to whether the agreement is binding given that Mr. Befumo is the sole stockholder, officer and director of the company.

4.   We note your response to prior comment 13. Your revised disclosure here and in the second paragraph of the prospectus cover page suggests that the subscription funds and purchased securities will not be held in escrow *until* such time as the offering minimum is achieved. Revise the prospectus to remove this implication.

Because our sole officer and director…, page 12

5.   Revise to disclose here and in the first paragraph of the summary that Mr. Befumo currently owns 100% of your common stock.

Reporting Requirements May Delay…, page 15

6.   We note your response to prior comment 18 and we reissue the comment. Disclose the risks to investors if you do not register a class of your securities under the Exchange Act, including risks related to discontinuation of periodic disclosure requirements and the inapplicability of proxy rules and section 16 of the Exchange Act.

We will incur ongoing costs…, page 18

7.   We note your response to prior comment 15. Please disclose the impact on investors should you be forced to cease operations while the subscription funds are held in escrow.

Plan of Distribution, page 21

8.   Please revise the third sentence of the second-to-last paragraph of page 23 to specify the criteria that a target must satisfy to be a suitable acquisition candidate and the number of investors that must elect to reconfirm their subscriptions.

Description of Business, page 26

9.   We note your response to prior comment 23. Please revise throughout your prospectus to clarify your disclosure that you will target an entity "actively engaged in a significant business activity."

General Business Plan, page 30

10.   We note your response to prior comment 26. Your disclosure remains unclear as to why you believe certain third parties would rather merge with a public shell company than conduct their own initial public offerings. Revise accordingly.

Acquisition of Opportunities, page 32

11.   We note your response to prior comment 29 and your revised disclosure in the second-to-last paragraph on page 33. Please revise further to explain why the need for shareholder approval will not be a factor in the evaluation of business opportunities. In addition, please provide appropriate risk factor disclosure regarding this risk.

Liquidity and Capital Resources, page 34

12.   We note that you have removed disclosure related to your monthly burn rate in response to prior comment 30. Please revise to disclose your monthly burn rate and provide updated disclosure regarding your current cash on hand. In addition, as previously requested, please disclose the source of the funds you will use to pay your anticipated offering expenses of $5,000.

Background of Directors, Executive Officers…, page 35

13.   Please provide objective support for your statement that Xcelplus International, Inc. is a leading edge alternative fuels group.

Financial Statements, page 39

14.   We see that you deleted the audited financial statements as of December 31, 2010 in your amendment. Please revise to put them back in your filing or tell us what guidance you relied on in deleting them from the amendment.

15.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Note 2. Significant Accounting Policies, page 45

16.   Please revise to present the representation of management on interim financial statements, as required by Instruction 2 to Rule 8-03 of Regulation S-X.

Consent of Independent Registered Public Accounting Firm – Exhibit 23.1

17.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, the accounting reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris, Special Counsel, at (202) 551-3314, with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director